Exhibit 99.4
Annual General Meeting of Shareholders
The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on September 12, 2011 for action to be taken.

2011 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Le Gaga Holdings Limited (the “Company”)

ADS CUSIP No.:	521168104.
ADS Record Date:	August 8, 2011.
Meeting Specifics:	Annual General Meeting (the “Meeting”) — September 19, 2011 at 10:30 a.m. (China Standard Time) at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 3, 2010.
Deposited Securities:	Ordinary Shares, par value US$0.01 per share, of the Company.
Custodian(s):	Citibank, N.A. — Hong Kong.
The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by (i) the chairman of the meeting or by (ii) one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.
Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the Shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).
Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Ordinary Resolutions
1.	To re-elect Mr. Shing Yung Ma as a director of the Company;
2.	To re-elect Mr. Chung Bong Pang as a director of the Company;
3.	To elect Ms. Yaping Si as a director of the Company;
4.	To ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2012.
5.	To authorize Mr. Shing Yung Ma to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.
A     Issues                 Le Gaga Holdings Limited

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4	☐	☐	☐

Resolution 5	☐	☐	☐
B    Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.
If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the line	Signature 2 — Please keep signature within the line	Date (mm/dd/yyyy)

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